Exhibit (a)(1)(J)

SUPPLEMENT TO THE OFFER TO PURCHASE FOR CASH

by

BTCS INC.

of

SHARES OF ITS SERIES V PREFERRED STOCK HAVING AN AGGREGATE PURCHASE PRICE OF UP TO $500,000

at a Purchase Price of Not Greater Than $1.00 Nor Less Than $0.04 per Share, Net to the Seller in Cash, Without Interest

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON DECEMBER 15, 2026, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

This Supplement, dated November 10, 2026 (this “Supplement”), amends and supplements the Offer to Purchase dated October 26, 2026 (the “Offer to Purchase”) of BTCS Inc., a Nevada corporation (“BTCS,” the “Company,” “we,” “us” or “our”), relating to our offer to purchase for cash shares of our Series V Preferred Stock, par value $0.001 per share (the “Series V Shares” or the “Shares”), having an aggregate purchase price of up to $500,000, at a price per Share of not greater than $1.00 nor less than $0.04, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, as amended and supplemented by this Supplement, and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

This Supplement should be read together with the Offer to Purchase and the Letter of Transmittal. Except as amended and supplemented by this Supplement, the terms and conditions of the Offer set forth in the Offer to Purchase and the Letter of Transmittal remain in effect. Capitalized terms used but not defined in this Supplement have the meanings given to them in the Offer to Purchase. If anything in this Supplement is inconsistent with the Offer to Purchase, this Supplement controls.

THIS SUPPLEMENT DOES NOT CHANGE THE PRICE RANGE OF THE OFFER, THE AGGREGATE PURCHASE PRICE OF SHARES WE ARE OFFERING TO PURCHASE, THE EXPIRATION DATE OR ANY OTHER TERM OF THE OFFER. IF YOU HAVE ALREADY TENDERED YOUR SHARES, YOU DO NOT NEED TO TAKE ANY ACTION. SHARES VALIDLY TENDERED AND NOT WITHDRAWN REMAIN VALIDLY TENDERED, AND YOU MAY WITHDRAW THEM AT ANY TIME BEFORE THE EXPIRATION DATE AS DESCRIBED IN SECTION 4 OF THE OFFER TO PURCHASE.

Why we are sending you this Supplement. We are sending this Supplement to (1) inform you that we have waived one of the conditions to the Offer, which relates to the market price of our common stock, par value $0.001 per share (the “Common Stock”), and are proceeding with the Offer; (2) add disclosure, in response to comments from the staff of the Securities and Exchange Commission (the “SEC”), that explains more fully that the Purchase Price may be as low as $0.04 per Share, how the Purchase Price is set, how many Shares we may purchase and how the Board set the price range; and (3) make certain other revisions to the Offer to Purchase described below.

Neither we, our Board of Directors, the Information Agent nor the Depositary makes any recommendation as to whether you should tender or refrain from tendering your Shares or as to the price at which you should tender. You must make your own decision after reading the Offer to Purchase, this Supplement and the Letter of Transmittal and consulting your own financial, tax and legal advisors.

Questions and requests for assistance or for additional copies of the Offer to Purchase, this Supplement, the Letter of Transmittal or other Offer documents may be directed to the Information Agent, InvestorCom LLC, toll-free at (877) 972-0090 or by email at proxy@investor-com.com. The Offer documents are also available free of charge at www.sec.gov and at www.btcs.com/seriesv-tender.

The date of this Supplement is November 10, 2026.

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AMENDMENTS TO THE OFFER TO PURCHASE

The Offer to Purchase is amended and supplemented as follows. Page references are to the Offer to Purchase dated October 26, 2026.

1. Cover Page

(a) The following is added to the cover page of the Offer to Purchase, immediately following the third paragraph (which begins “The Offer is being conducted through a procedure commonly referred to as a ‘modified Dutch auction’”):

THE PURCHASE PRICE MAY BE AS LOW AS $0.04 PER SHARE. If you tender “at the Purchase Price” rather than at a price you specify, your Shares will be treated as tendered at $0.04, the lowest price in the range, and you will receive the Purchase Price we determine, which may be as low as $0.04 per Share. The Purchase Price will be set by the prices at which holders choose to tender, not by the Company: it will be the lowest single price within the range at which we can purchase Shares having an aggregate purchase price of up to $500,000 (or all Shares tendered, if fewer). If you are not willing to sell your Shares for as little as $0.04 per Share, you should specify in your tender the lowest price at which you are willing to sell, or you should not tender. See “Summary Term Sheet” and Section 1.

(b) The following is added to the cover page of the Offer to Purchase, immediately following the statement in the first paragraph that we are offering to purchase Shares having an aggregate purchase price of up to $500,000:

The number of Shares we will purchase depends on the Purchase Price. If the Purchase Price is $0.04, the lowest price in the range, we would purchase a maximum of 12,500,000 Shares, or approximately 79.8% of the 15,671,405 Shares outstanding, which is more than all of the 12,167,057 Shares held by holders other than our directors and executive officers, who have advised us that they will not tender. If the Purchase Price is $1.00, the highest price in the range, we would purchase a maximum of 500,000 Shares, or approximately 3.2% of the Shares outstanding. At any Purchase Price between $0.04 and $1.00, the maximum number of Shares we would purchase is $500,000 divided by the Purchase Price. We may also purchase up to an additional 2% of the outstanding Shares (approximately 313,428 Shares) without extending the Offer, as permitted by Rule 13e-4(f)(1)(ii) under the Exchange Act. See Section 1.

(c) The fifth paragraph of the cover page of the Offer to Purchase (which begins “The Series V Shares are not listed on any national securities exchange”) is replaced in its entirety with the following:

The Series V Shares are not listed on any national securities exchange or quoted on any automated quotation system, and there is no established public trading market for the Series V Shares. Accordingly, there is no market price against which the Purchase Price can be compared. The closing price of the Company’s common stock, par value $0.001 per share (the “Common Stock”), on the Nasdaq Capital Market was $1.08 on October 23, 2026, the last full trading day before the commencement of the Offer. Since the commencement of the Offer the Common Stock has closed both above and below $1.00, the maximum price in the range; its closing price was $0.965 on November 2, 2026, $0.927 on November 6, 2026 and $0.9622 on November 9, 2026, and it may trade above or below the maximum price in the range during the remainder of the Offer. The market price of the Common Stock is relevant only because the Board has the authority, which it has not exercised and is contractually restricted from exercising while our senior secured convertible notes remain outstanding, to convert each Series V Share into one share of Common Stock. A Series V Share has no present right to convert into Common Stock, and the market price of the Common Stock is not a measure of the value of a Series V Share. The market price of the Common Stock has been volatile and may be higher or lower during and after the Offer. We urge holders to obtain current market quotations for the Common Stock before deciding whether to tender and at what price. See Section 7.

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2. Summary Term Sheet

(a) The following new question and answer is added to the Summary Term Sheet on page 6 of the Offer to Purchase, immediately following the question “What is the Purchase Price and how is it determined?”:

What is the lowest price I could receive, and how is the Purchase Price set?

The lowest price you could receive is $0.04 per Share. The highest is $1.00 per Share. The Purchase Price will be the lowest single price within that range at which we can purchase Shares having an aggregate purchase price of up to $500,000 or, if fewer Shares are tendered, all Shares tendered. We do not choose the Purchase Price; it is determined by the prices at which holders tender. All Shares we purchase will be purchased at the same Purchase Price, even Shares tendered at a lower price. Shares tendered at a price above the Purchase Price will not be purchased. If you tender “at the Purchase Price,” your Shares are treated as tendered at $0.04 and will be purchased at whatever Purchase Price results, which may be $0.04.

The following examples show how the Purchase Price and proration would work at three prices within the range. They are hypothetical, use round numbers, assume no additional 2% purchase, and are not predictions of the Purchase Price or of the number of Shares that will be tendered.

Example 1: Purchase Price of $0.04. Assume that all tendering holders tender at $0.04 or “at the Purchase Price.” The lowest price at which we can purchase all Shares tendered is $0.04, so the Purchase Price would be $0.04. Because the aggregate purchase price at $0.04 of every Share held by holders other than our directors and executive officers (12,167,057 Shares) is approximately $486,700, which is less than $500,000, every Share tendered would be purchased without proration. A holder who tendered 1,000 Shares would receive $40.

Example 2: Purchase Price of $0.20. Assume that Shares tendered at prices from $0.04 through $0.19 have an aggregate purchase price of less than $500,000, and that a total of 4,000,000 Shares are tendered at prices from $0.04 through $0.20. The lowest price at which we can purchase Shares having an aggregate purchase price of $500,000 is $0.20, so the Purchase Price would be $0.20, and we would purchase 2,500,000 Shares ($500,000 divided by $0.20). Because 4,000,000 Shares were tendered at or below $0.20, we would purchase approximately 62.5% of the Shares tendered by each holder who tendered at or below $0.20 (2,500,000 divided by 4,000,000), subject to adjustment to avoid fractional Shares, and return the rest. A holder who tendered 1,000 Shares at $0.10 would have approximately 625 Shares purchased at $0.20, receiving $125, and 375 Shares returned. A holder who tendered at $0.25 would have no Shares purchased and all Shares returned.

Example 3: Purchase Price of $1.00. Assume that a total of 400,000 Shares are tendered, some at $1.00 and the rest at lower prices. Because all 400,000 Shares can be purchased at $1.00 for $400,000, which is less than $500,000, the lowest price at which we can purchase all Shares tendered is $1.00, so the Purchase Price would be $1.00 and every Share tendered, including Shares tendered at $0.04, would be purchased at $1.00 without proration. If instead more than 500,000 Shares were tendered at prices up to and including $1.00, and Shares tendered at $0.99 or below had an aggregate purchase price of less than $500,000, the Purchase Price would be $1.00, we would purchase 500,000 Shares, and purchases would be prorated among all holders who tendered at or below $1.00.

See Section 1 and Section 5.

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(b) The answer to the question “How many Shares will the Company purchase, and will there be proration?” on page 6 of the Offer to Purchase is amended by adding the following after the first sentence:

The number of Shares we will purchase depends on the Purchase Price. At a Purchase Price of $0.04, we would purchase a maximum of 12,500,000 Shares (approximately 79.8% of the 15,671,405 Shares outstanding), which is more than all of the 12,167,057 Shares held by holders other than our directors and executive officers. At a Purchase Price of $1.00, we would purchase a maximum of 500,000 Shares (approximately 3.2% of the Shares outstanding). At any Purchase Price in between, the maximum number of Shares we would purchase is $500,000 divided by the Purchase Price.

(c) The last paragraph of the answer to the question “What is the Purchase Price and how is it determined?” on page 6 of the Offer to Purchase (which begins “There is no established trading market for the Series V Shares, so there is no market price”) is replaced in its entirety with the following:

There is no established trading market for the Series V Shares, so there is no market price with which the range or the Purchase Price can be compared. The Board has the authority, which it has not exercised, to convert each Series V Share into one share of our Common Stock, and is contractually restricted from doing so while any of the Company’s senior secured convertible notes remain outstanding. The closing price of the Common Stock was $1.08 on October 23, 2026, the last full trading day before the commencement of the Offer; since then the Common Stock has closed both above and below $1.00, the maximum price in the range, and it may trade above or below the maximum price during the remainder of the Offer. A Series V Share has no present right to convert into Common Stock, and the market price of the Common Stock is not a measure of the value of a Series V Share. See “Risk Factors,” Section 1, Section 2 and Section 7.

3. The Offer, Section 1. Number of Shares; Purchase Price; Priority of Purchases; Proration; Expiration Date

(a) The second paragraph of Section 1 of the Offer to Purchase (which begins “As of October 23, 2026, there were 15,671,405 Series V Shares outstanding”) is amended by adding the following at the end:

Accordingly, the maximum number of Shares we would purchase in the Offer is 12,500,000 Shares at a Purchase Price of $0.04 (approximately 79.8% of the Shares outstanding, and more than all of the Shares held by holders other than our directors and executive officers) and 500,000 Shares at a Purchase Price of $1.00 (approximately 3.2% of the Shares outstanding); at any Purchase Price in between, the maximum number of Shares we would purchase is $500,000 divided by the Purchase Price. In each case we may purchase up to an additional 2% of the outstanding Shares (approximately 313,428 Shares) as described below under “Priority of Purchases; Proration.”

(b) The paragraph of Section 1 of the Offer to Purchase captioned “How the Board set the range” is amended by adding the following at the end:

The low end of the range, $0.04, is the price at which the $500,000 aggregate limit would be sufficient to purchase every Share held by holders other than our directors and executive officers (12,167,057 Shares, at an aggregate purchase price of approximately $486,700), so that at that price no tendering holder would be prorated. The high end of the range, $1.00, was set just below $1.08, the closing price of the Common Stock on October 23, 2026, the last trading day before the Offer was commenced. The Series V Shares were distributed to holders of Common Stock on June 2, 2023 for no consideration, have never been sold by the Company for cash, and have not traded in any meaningful volume, so there is no price that holders paid the Company and no market price to which the Board could refer. Within the range, the Purchase Price is determined by the prices at which holders tender. The Board did not obtain any independent valuation or fairness opinion, and neither the range nor the Purchase Price ultimately determined represents the Board’s or the Company’s view of the fair value of a Series V Share.

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4. Summary Term Sheet and Risk Factors

(a) The sentence in the answer to the question “Why is the Company making the Offer?” in the Summary Term Sheet of the Offer to Purchase that reads “Each Series V Share purchased in the Offer eliminates one potential share of Common Stock at a cash cost below the current market price of the Common Stock.” is replaced with the following:

Each Series V Share purchased in the Offer eliminates one potential share of Common Stock at a cash cost of not more than $1.00 per Share, which may be above or below the market price of the Common Stock at the time of purchase.

(b) The heading of the first risk factor under the caption “Risks Relating to Tendering Shares in the Offer” in the Risk Factors section on page 12 of the Offer to Purchase (which begins “The Purchase Price will be less than the current market price of the Common Stock”) is replaced in its entirety with the following:

The Purchase Price may be less than the market price of the Common Stock into which each Series V Share could be converted, and holders who tender will forgo any value from a future conversion if the Common Stock is then worth more than the Purchase Price.

(c) The second sentence of the risk factor captioned “The value of the Series V Shares depends on the value of the Common Stock, which is highly volatile.” is amended by replacing the words “has traded between $0.96 and $4.34 over the past 52 weeks” with “traded between $0.83 and $3.63 during the 52 weeks ended November 9, 2026”.

(d) The second sentence of the risk factor captioned “We may fail to maintain compliance with Nasdaq continued listing standards.” (which reads “The Common Stock has recently traded near that level.”) is replaced in its entirety with the following:

Since the commencement of the Offer, the Common Stock has closed below $1.00, including at $0.927 on November 6, 2026 and $0.9622 on November 9, 2026.

5. The Offer, Section 7. Price Range of the Shares; Dividends

The second paragraph of Section 7 of the Offer to Purchase is amended by adding the following after the sentence that reads “On October 23, 2026, the last full trading day before the commencement of the Offer, the closing price of the Common Stock on Nasdaq was $1.08 per share.”:

Since the commencement of the Offer, the closing price of the Common Stock has been both above and below $1.00, the maximum price in the range. The closing price of the Common Stock on Nasdaq was $0.965 on November 2, 2026, $0.927 on November 6, 2026 and $0.9622 on November 9, 2026.

6. Forward-Looking Statements (page 11)

The first sentence of the section of the Offer to Purchase captioned “Forward-Looking Statements” on page 11 is replaced in its entirety with the following:

This Offer to Purchase contains forward-looking statements. The safe harbor protections for forward-looking statements provided by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”) do not apply to statements made in connection with a tender offer, and the Company does not claim them.

The remainder of that section is unchanged.

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7. The Offer, Section 6. Conditions of the Offer (pages 24 and 25)

(a) The introductory paragraph of Section 6 of the Offer to Purchase is amended by deleting the words “(or has been reasonably determined by us to have occurred)”, so that the paragraph reads in its entirety as follows:

Notwithstanding any other provision of the Offer, we will not be required to accept for payment, purchase or pay for any Shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of, or the purchase of and the payment for, Shares tendered, subject to Rule 13e-4(f) under the Exchange Act, if at any time on or after the commencement of the Offer and before the Expiration Date any of the following events has occurred and, in our reasonable judgment, the occurrence of such event makes it inadvisable to proceed with the Offer or with acceptance for payment:

(b) The first bullet point of Section 6 of the Offer to Purchase is amended by deleting the word “threatened,” and the words “or otherwise relates in any manner to the Offer,” so that it reads in its entirety as follows:

there has been instituted or is pending any action, suit or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal, or by any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly (i) challenges the making of the Offer or the acquisition of some or all of the Shares in the Offer, or (ii) in our reasonable judgment could materially and adversely affect our business, condition (financial or otherwise), assets, income, operations or prospects, or otherwise materially impair the contemplated benefits of the Offer to us;

(c) The fifth bullet point of Section 6 of the Offer to Purchase is amended by deleting the words “or are threatened”, so that it reads in its entirety as follows:

any change or changes have occurred in our business, condition (financial or otherwise), assets, income, operations, prospects or stock ownership that, in our reasonable judgment, is or may be material and adverse to us, or we have become aware of any fact that, in our reasonable judgment, is or may be material and adverse with respect to the value of the Shares;

(d) Waiver of condition relating to the market price of the Common Stock. Clause (ii) of the third bullet point of Section 6 of the Offer to Purchase conditions the Offer on there not having occurred “any decline of more than 10% in the market price of the Common Stock or in the Nasdaq Composite Index measured from the close of trading on October 23, 2026, the last trading day before commencement of the Offer.” The closing price of the Common Stock on the Nasdaq Capital Market was $1.08 on October 23, 2026 and $0.965 on November 2, 2026, a decline of more than 10%, and the Common Stock has closed below $0.972 (10% below $1.08) on other days since then. The Nasdaq Composite Index has not declined by more than 10% over the same period.

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We have waived this condition, for the remainder of the Offer, insofar as it relates to the market price of the Common Stock, and we are proceeding with the Offer on its existing terms. The purpose of the Offer, as described in Section 2, is to provide holders of a security that has no trading market an opportunity to receive cash for their Shares at a price they choose and to reduce the number of Shares that could become Common Stock on any future conversion. A decline in the market price of the Common Stock does not affect either purpose or our ability to pay for the Shares. The condition remains in effect insofar as it relates to the Nasdaq Composite Index. Accordingly, clause (ii) of the third bullet point of Section 6 is amended to read in its entirety as follows:

(ii) any decline of more than 10% in the Nasdaq Composite Index measured from the close of trading on October 23, 2026, the last trading day before commencement of the Offer;

All of the other conditions described in Section 6 of the Offer to Purchase, as amended by this Supplement, remain in effect, and we reserve the rights described in Section 6 and Section 13 of the Offer to Purchase with respect to them. The waiver described above does not affect your right to withdraw Shares you have tendered at any time before the Expiration Date.

8. Letter of Transmittal and Other Offer Documents

The Letter of Transmittal, the Notice of Guaranteed Delivery and the letters to brokers, dealers, commercial banks, trust companies and other nominees and to their clients are not changed by this Supplement. References in those documents to the Offer to Purchase are to the Offer to Purchase as amended and supplemented by this Supplement. If you have already tendered Shares, you do not need to take any action; your Shares remain validly tendered at the price you specified (or at $0.04 if you tendered at the Purchase Price) unless you withdraw them. If you have not tendered and wish to do so, follow the procedures in Section 3 of the Offer to Purchase and the Letter of Transmittal.

The Information Agent for the Offer is:

InvestorCom LLC

Toll-free: (877) 972-0090

Email: proxy@investor-com.com

November 10, 2026

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